Rock Resources Inc.

#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK

03 MAR 25 AM 7:21

March 17, 2003

SUPPL

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

03007775

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Dear Sirs:

RE: Form 27 (Material Change Report) Dated March 17, 2003
Pursuant to News Release Dated March 17, 2003

Enclosed please find Form 27 as noted above.

Yours truly,

"Graeme Rowland"

Graeme Rowland
Chairman and President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

dlw 3/31

Form 27
Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

March 17, 2003 - Vancouver, British Columbia

Item 3 **Press Release**

March 17, 2003

Item 4 **Summary of Material Change** Please see item 5 below for details.

Lakemount property previously considered lost core logs and assays together with a number of drill cores plus a mountain of geological data has been discovered by Dr Nicholas Badham, Technical Director of Rock Minerals International plc (RMI), last week on his visit to the Ontario Geological Survey office in Timmins, Ontario.

Item 5 **Full Description of Material Change**

Discovery of "lost" information. Lakemount property previously considered lost core logs and assays together with a number of drill cores plus a mountain of geological data has been discovered by Dr Nicholas Badham, Technical Director of Rock Minerals International plc (RMI), last week on his visit to the Ontario Geological Survey office in Timmins, Ontario.

Dr Badham is a Fellow of the Geological Society, a chartered European Geologist and a Fellow of the Society of Economic Geologists. A former Chief Geologist at Azco Mining he spent 7 years with RTZ rising to Chief Geologist in charge of worldwide regional area selection and exploration research. He has also worked in exploration research for BP Minerals International and Selection Trust.

On reporting his discovery, Dr Badham said, "I am very pleased to have discovered this information which must now be digitized and georeferenced to develop our understanding of this exciting property."

Lakemount Property. Lakemount is located within Esquega, McMurray, Lastheels and Chabanel Townships within the Mining District of Algoma located in the Sault Sainte Marie area of Northwestern Ontario, Canada and is 36 square kilometres in size. The town of Wawa is ten kilometres west of the property. There are a number of significant discoveries and mines in the area ranging through Gold, Platinum, Palladium, Diamonds, Iron (Algoma Iron Mine) and base metals. There are four significant targets on our property:

A) A Nickel/Copper resource of ten million tonnes which was not routinely assayed for precious metals at the time (1942/1957). However, one hole was assayed and shown to have high values of Platinum and Palladium as well as Nickel/Copper giving a gross value per tonne at today's prices of USD 128 at this 17.4m intersection. The resource is open along strike and down dip.

B) A shear zone hosted Gold mineralization.

C) A volcanic hosted Zinc and Copper mineralization.

D) The discovery of a Kimberlite dyke similar to the recent Kimberlite dyke Diamond discoveries in the area.

In making the announcement, Graeme Rowland, Chairman and President of Rock Resources said, "This is excellent news and a real bonus as it will save both time and substantial exploration dollars."

RMI, which is an Irish PLC, is 45% owned by the Company. RMI has options to earn a 51% interest in the Company's Lakemount (Platinum, Palladium, Gold, Nickel, Copper and Diamonds), Temagami East (Diamonds) and Fyre Lake (Copper, Cobalt and Gold) properties.

Item 6 **Reliance on Section 85(2) of the Act**
Not applicable.

Item 7 **Omitted Information**
Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Graeme W. Rowland
President
Telephone: (604) 688-3304
Fax: (604) 682-6038
Address: Rock Resources Inc.
Suite #2120 – 1055 West Hasting Street
Vancouver, B.C. V6E 2E9

Item 9 **Statement of Senior Officer**
The foregoing accurately discloses the material change referred to herein.

March 17, 2003
(date)

"Graeme W. Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.